UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41426

Nano Labs Ltd

(Translation of registrant’s name into English)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A of Nano Labs Ltd (the “Company”) amends the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2025, which contains the Company’s announcement of purchasing about US$50 million BNB (the “Press Release”), in order to amend the name of BNB. The change is contained in the updated press release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

The document attached as exhibit 99.1 to this Form 6-K/A is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Exhibit

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Chairman and Chief Executive Officer

Date: July 7, 2025

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